Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: August 5, 2026

The following Employee Letter is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

August 5, 2026

Team,

Earlier today, Axalta and AkzoNobel each held shareholder meetings to vote on our proposed merger of equals. I’m pleased to announce that shareholders of both companies overwhelmingly approved the transaction. This is an important milestone in the process that brings us one step closer to creating a premier global coatings company and represents a strong vote of confidence in our strategy, our business and the future Axalta and AkzoNobel can build together.

With that in mind, I want to take a moment to reiterate why we believe this merger of equals creates new opportunities for our employees. Together, we will:

•	Build an even stronger global leader in coatings with broader capabilities, greater scale and world-class innovation.

•	Expand opportunities for employees to collaborate across a larger global organization, develop new skills and pursue new career paths.

•	Combine complementary strengths that will allow us to better serve our customers while continuing to invest in innovation, technology and long-term growth.

•	Bring together talented teams who share a passion for serving customers and delivering industry-leading solutions.

The joint integration management office, which comprises senior leaders from both companies, has been working hard to plan for the integration of our companies and will continue advancing those efforts as we prepare to bring Axalta and AkzoNobel together. You can expect to hear more from us as we reach additional milestones and have more to share about our plans for the combined company, including our progress towards completing the transaction and our Day 1 readiness.

The merger remains subject to receipt of required regulatory approvals and other customary closing conditions. We expect the transaction to close in late 2026 to early 2027. Until then, Axalta and AkzoNobel remain independent companies, and it is business as usual. For all of us at Axalta, this means that our priorities remain the same and we will continue serving our customers, executing our strategy and supporting one another.

Finally, I want to thank each of you. Since announcing our merger of equals last November, you have remained focused on delivering strong results while helping us reach this important milestone.

Thank you,

Chris

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at
https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.